UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER 000-54417
FORM 12b-25
NOTIFICATION OF LATE FILING	CUSIP NUMBER 2915Y203

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Integrated Drilling Equipment Holdings Corp.

Full Name of Registrant

Empeiria Acquisition Corp.

Former Name if Applicable

25311 I-45 North, Woodpark Business Center, Bldg. 6

Address of Principal Executive Office (Street and Number)

Spring, Texas 77380

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Integrated Drilling Equipment Holdings Corp. (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended December 31, 2013 within the prescribed time period because the Company needs additional time to finalize the Company’s financial statements and to negotiate and enter into certain amendments to its credit facilities.

In the event of an acceleration of amounts due under its debt facilities as a result of the Company’s inability to extend its debt facilities or future default of the amended debt agreements, the Company may not have sufficient funds or may be unable to arrange for additional financing to repay its indebtedness or to make any accelerated payments, and the lenders could seek to enforce their security interests in the collateral securing such indebtedness, which would have a material adverse effect on its business, prospects and financial condition and would result in substantial doubt about the Company’s ability to continue as a going concern.

The Company is in the process of completing its evaluation of its internal controls over financial reporting as of December 31, 2013 based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). Although such evaluation is not complete, the Company has determined that a material weakness existed as relates to controls over the recording and review of journal entries for validity, accuracy, and completeness for substantially all significant accounts. Specifically, certain accounting personnel have the ability to prepare and post journal entries without an independent review that is designed with sufficient rigor and precision to prevent or detect an error. While this control deficiency did not result in any audit adjustments, this control deficiency could result in a misstatement of substantially all financial statement accounts that would result in a material misstatement to the annual or interim consolidated financial statements and disclosures that would not be prevented or detected.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	N. Michael Dion	(281)	465-9393
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company provides products and services to customers in the oil and gas industry and the majority of its business is conducted through two operating segments: (1) Electrical Products and Services and (2) Drilling Products and Services. Revenues of the Company were approximately $104 million and $284 million for the fiscal years 2013 and 2012, a decrease of $180 million or 63%. This decrease was driven by an approximately $151 million decrease in products revenue and a $29 million decrease in services revenue. The significant decrease in products revenue was driven by a $173 million decrease in the Company’s complete rig product revenues. This decline was partially offset by an approximately $7 million increase in power systems revenue and a $4 million increase in fabrication revenue. The approximately $29 million decrease in services revenue was driven by an approximately $13 million decrease in power system services and a $15 million decrease in rig up and refurbishment service revenues. Net loss of the Company was approximately $8 million and $1 million for the fiscal years 2013 and 2012, an increased loss of approximately $7 million.

Integrated Drilling Equipment Holdings Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2014	By.	/s/ N. Michael Dion
Michael Dion Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).